25002055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-40413 |

SEC Mail Processing
FEB 28 2025
Washington, DC

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BUCKMAN, BUCKMAN & REID, INC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

44 CHURCH STREET
(No. and Street)

| LITTLE SILVER | NJ | 07739 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| LOUIS ALMERINI | 1 (908) 944-9897 | LALMERINI@BUCKMANBUCKMAN.COM |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ADEPTUS PARTNERS, LLC
(Name – if individual, state last, first, and middle name)

| 733 ROUTE 35 NORTH, SUITE A | OCEAN | NJ | 07712 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 01/06/2010 | 3686 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, THOMAS P BUCKMAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BUCKMAN, BUCKMAN & REID, INC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
MANAGING DIRECTOR

[signature]
Notary Public

JOANN E SHAWGER
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires May 20, 2028

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

***BUCKMAN, BUCKMAN & REID, INC.***

Financial Statements and
Supplementary Information

For the Year Ended December 31, 2024

(With Report of Independent Registered Public Accounting Firm)

These financial statements and schedules
should be deemed confidential pursuant to
subparagraph (e)(3) of Rule 17a-5.

***BUCKMAN, BUCKMAN & REID, INC.***
Table of Contents
December 31, 2024

Ad3ptus

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Buckman, Buckman, & Reid, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Buckman, Buckman, & Reid, Inc. as of December 31, 2024, the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Buckman, Buckman, & Reid, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Buckman, Buckman, & Reid, Inc.'s management. Our responsibility is to express an opinion on Buckman, Buckman, & Reid, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Buckman, Buckman, & Reid, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the U.S. Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Buckman, Buckman, & Reid, Inc.'s financial statements. The supplemental information is the responsibility of Buckman, Buckman, & Reid, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the U.S. Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Buckman, Buckman, & Reid, Inc.'s auditor since 2017.

Adeptus Partners, LLC

Ocean, NJ

February 26, 2025

**BUCKMAN, BUCKMAN & REID, INC.**
Statement of Financial Condition
December 31, 2024

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | |
| Cash | $ 155,439 |
| Investment in money market fund | 40,920 |
| Total cash and cash equivalents | 196,359 |
| Deposits with clearing organizations | 300,000 |
| Securities owned at fair value | 288,718 |
| Receivable from clearing organizations | 207,759 |
| Receivable from affiliates and employees | 985,899 |
| Other receivables | 28,246 |
| Right-of-use assets | 378,112 |
| Prepaid expenses and other assets | 68,849 |
| TOTAL ASSETS | $ 2,453,942 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **LIABILITIES** | |
| Accounts payable and accrued expenses | $ 654,223 |
| Payable to affilates and employees | 66,947 |
| Operating lease liabilities | 381,271 |
| Subordinated borrowings | |
| Subordinated liabilities | 401,000 |
| TOTAL LIABILITIES | 1,503,441 |
| **STOCKHOLDERS' EQUITY** | |
| Common stock, no par value - authorized 10,000 shares, issued 2,576 shares and outstanding 2,510 shares, at stated value | 1,248,212 |
| Additional paid-in capital | 52,166 |
| Accumulated deficit | (264,877) |
| Less: cost of treasury stock | (85,000) |
| TOTAL STOCKHOLDERS' EQUITY | 950,501 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 2,453,942 |

See accompanying notes to financial statements.

**_BUCKMAN, BUCKMAN & REID, INC._**
Statement of Operations
For the Year Ended December 31, 2024

| | |
|---|---|
| **REVENUE** | |
| Commissions and concessions | $ 1,917,374 |
| Management and consulting fees | 3,375,006 |
| Trading gains | 435,712 |
| Interest, dividends and other | 290,114 |
| Total revenue | 6,018,206 |
| **EXPENSES** | |
| Employee compensation, commissions, and benefits | 3,719,672 |
| Audit, payroll, and professional services | 145,650 |
| Communications and informational services | 330,515 |
| Clearance charges | 456,640 |
| Occupancy and equipment | 382,708 |
| Regulatory settlements | 15,000 |
| Travel and entertainment | 281,123 |
| Liability and casualty insurance | 92,343 |
| Interest expense | 44,004 |
| Other operating expenses | 193,384 |
| Total operating expenses | 5,661,039 |
| Income before income tax expense | 357,167 |
| Income tax expense | 103,407 |
| Net income | $ 253,760 |

See accompanying notes to financial statements.

## *BUCKMAN, BUCKMAN & REID, INC.*
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2024

| | Common Stock | | Additional Paid-in | Accumulated | Treasury | |
|---|---|---|---|---|---|---|
| | Shares [1] | Amount | Capital | Deficit | Stock | Total |
| **Balance as of January 1, 2024** | 2,510 | $ 1,248,212 | $ 52,166 | $ (518,637) | $ (85,000) | $ 696,741 |
| Net income | - | - | - | 253,760 | - | 253,760 |
| **Balance as of December 31, 2024** | 2,510 | $ 1,248,212 | $ 52,166 | $ (264,877) | $ (85,000) | $ 950,501 |

[1] Comprised of 2,576 shares issued, net of 66 Treasury shares.

See accompanying notes to financial statements.

**BUCKMAN, BUCKMAN & REID, INC.**
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2024

| | | |
|---|---|---|
| **Subordinated borrowings at January 1, 2024** | $ | 401,000 |
| Payments of subordinated borrowings | | - |
| Subordinated borrowings | | - |
| **Subordinated borrowings at December 31, 2024** | $ | 401,000 |

See accompanying notes to financial statements.

**BUCKMAN, BUCKMAN & REID, INC.**
Statement of Cash Flows
For the Year Ended December 31, 2024

| | |
|---|---|
| **OPERATING ACTIVITIES:** | |
| Cash flows from operating activities: | |
| Net income | $ 253,760 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Change in fair value of securities owned | (94,313) |
| Securities sold, not yet purchased | (2,500) |
| Amortization - right-of-use asset | 208,074 |
| Changes in operating assets and liabilities: | |
| Deposits with clearing organizations | (200,000) |
| Receivable from clearing organizations | 189,923 |
| Receivable from affiliates and employees | (170,051) |
| Other receivables | (28,246) |
| Prepaid expenses and other assets | (37,475) |
| Accounts payable and accrued expenses | 203,497 |
| Payable to affilates and employees | 54,568 |
| Operating lease liabilities | (204,915) |
| Net cash provided by operating activities | 172,322 |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | 172,322 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | 24,037 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $ 196,359 |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:** | |
| Cash paid during the year for: | |
| Interest | $ 44,004 |
| Income taxes | $ - |
| Non-cash investing/financing activity: | |
| New lease right-of-use assets and operating lease liabilities | $ 586,186 |

See accompanying notes to financial statements.

Note 1 - Summary of significant accounting policies

Organization

Buckman, Buckman & Reid, Inc. was formed on September 7, 1988 under the provisions of the Business Corporation Law of New Jersey. The Company is registered with the U.S. Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) as a broker-dealer pursuant to Section 15(b) of the Securities and Exchange Act of 1934 and is authorized to engage in business as a broker or dealer retailing corporate securities over the counter and as a mutual fund retailer. The Company does not hold customer funds or securities, and it processes all transactions through independent clearing services.

Basis of presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company maintains its cash balances with quality financial institutions. The balances are invested in interest and non-interest-bearing accounts and are insured by the Federal Deposit Insurance Corporation ("FDIC") at up to $250,000 per financial institution. At times, the balances of interest-bearing accounts may be in excess of the insurance limits of the FDIC. The Company has not experienced any losses in such accounts.

Securities owned and securities sold, not yet purchased

Marketable securities are carried at fair value as of the last day of the month. The resulting difference between cost and fair value is included in income. Purchases and sales of securities and realized gains and losses are recorded on a trade-date basis.

Note 1 - Summary of significant accounting policies (continued)

Regulatory requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the provisions of the rule, the Company must maintain net capital, as defined, equal to the greater of $100,000 or 6 2/3 % of aggregated indebtedness. Under rule 15c3-1, the Company is prohibited from engaging in any securities transactions whenever its aggregate indebtedness exceeds 15 times its net capital. As of December 31, 2024, the Company had net capital (as defined by Rule 15c3-1) of $195,651, which was $95,651 greater than the aforementioned net capital requirement.

Revenue recognition

The Company accounts for revenue under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

*Commissions and concessions and interest and dividends*

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission or concession. For purposes of transparency, matching and convenience, the Company has chosen to recognize commissions, concessions, interest, and dividends revenue and expenses on a settlement date basis, (the same method utilized by the clearing broker). GAAP requires all revenues to be recorded on a trade-date basis. For the year ended December 31, 2024, the difference between the revenue recorded by the Company, and what would have been recorded if all revenue was recognized on a trade-date basis, was not material. The Company believes that the settlement date approximates the trade date, and the performance obligation is satisfied as the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have transferred to or from the customer.

*Management and consulting fees*

The Company provides management services to an affiliate that provides investment advisory services on a daily basis. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided. Fees are generally received quarterly and recognized as revenue at that time as they relate specifically to the services provided in the period.

Note 1 - Summary of significant accounting policies (continued)

*Trading income*

The securities transactions and related spread revenues are recorded on a trade date basis, since that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and returns of ownership have been transferred.

Leases

The Company accounts for leases based on the guidance of ASC 842, and records right-of-use assets and lease liabilities for operating leases that have a term greater than one year. The right-of-use assets in the statement of financial condition represent the Company's right, as a lessee, to use an asset over the life of a lease. The Company records the right-of-use asset based on the initial amount of the lease liability, plus any lease payments made to the lessor before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. The amortization period for the right-of-use asset is from the lease commencement date to the earlier of the end of the lease term or the end of the useful life of the asset.

Income taxes and uncertain tax positions

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its stockholders will not be subject to additional tax, penalties, and interest as a result of such challenge.

Common stock and treasury shares

The Company accounts for the issuance of common shares and the repurchase of common shares at fair value at the time of issuance or repurchase.

Segment Information

Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASC 280"), that became effective for fiscal years beginning after December 15, 2023. Additional disclosures required by ASC 280 are provided in Note 11 – Segment Information.

Subsequent Events

The Company evaluated subsequent events through February 26, 2025, the date the financial statements were available to be issued.

Note 2 - Clearing agreements

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by one of its two clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). The clearing brokers also perform all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

The Company is required to maintain good-faith deposits totaling $300,000 with its clearing brokers. The agreement with one of its clearing brokers terminates in June 2029. The agreement with its other clearing broker remains in full force and effect until terminated by either party.

Note 3 - Fair value measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value. FASB ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes

Note 3 - Fair value measurement (continued)

certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs. There were no transfers among levels 1, 2 or 3 during the year.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the input used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments.

The Company's cash equivalents and securities owned as reported in the statement of financial condition are valued at the last quoted price as of December 31, 2024.

The fair values of those assets as of December 31, 2024 are summarized below:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Cash and cash equivalents: | | | | |
| Cash | $ 155,439 | $ - | $ - | $ 155,439 |
| Investment in money market fund | 40,920 | - | - | 40,920 |
| | $ 196,359 | $ - | $ - | $ 196,359 |
| Securities owned: | | | | |
| Equities | $ 202,041 | $ 81,666 | $ - | $ 283,707 |
| Bonds | 5,011 | - | - | 5,011 |
| Total | $ 207,052 | $ 81,666 | $ - | $ 288,718 |

Note 4 - Subordinated borrowings

Subordinated borrowings from stockholders and beneficial owners consist of the following as of December 31, 2024:

| | Maturity Date | Interest rate | Loan Amount |
|---|---|---|---|
| Unsecured subordinated loan agreement | 02/28/26 | 8% | $ 140,000 |
| Unsecured subordinated loan agreement | 07/31/26 | 10% | 25,000 |
| Unsecured subordinated loan agreement | 07/31/26 | 8% | 60,000 |
| Unsecured subordinated loan agreement | 06/30/26 | 10% | 42,000 |
| Unsecured subordinated loan agreement | 06/30/26 | 10% | 42,000 |
| Unsecured subordinated loan agreement | 06/30/26 | 10% | 42,000 |
| Unsecured subordinated loan agreement | 11/25/26 | 10% | 50,000 |
| | | | $401,000 |

Interest expense for the year ended December 31, 2024, for all subordinated loan agreements amounted to $36,100 and is reported in "Interest expense" on the Company's Statement of Operations.

Note 5 - Related party transactions

An affiliate of the Company, under common ownership, the Buckman Advisory Group, LLC ("BAG") is a Registered Investment Advisor providing investment advisory services. The Company and BAG are parties to an agreement pursuant to which the Company refers clients to BAG for investment advisory services, pays various operating expenses of BAG, and maintains the books and records of BAG in return for management fees which equal the gross revenues of BAG less any costs paid directly by BAG. During the year ended December 31, 2024, the Company earned management fees of $2,725,588 from BAG which are reported in management and consulting fees in the statement of operations.

For the year ended December 31, 2024, included in receivable from affiliates and employees is $276,382 of advances made to the stockholders and beneficial owners of the Company, $679,540 of advances made to Bell Tower Properties LLC, an affiliate of the Company under common ownership which is a real estate entity that owns two of the properties the Company leases, $19,303 of advances made to Buckman Capital LLC, an affiliate under common control, and $10,674 of advances due from employees. All such advances are non-interest bearing and have no repayment terms.

Note 6 - Income taxes

The Company is a C corporation and is subject to federal and state income taxation at prevailing statutory rates. The Company's effective tax rate of 29% is comprised as follows:

| | |
|---|---|
| Statutory federal income tax rate | 21% |
| State taxes on income, net of federal income tax benefit | 7% |
| Other | 1% |
| Total effective tax rate | 29% |

The current and deferred components of the tax provision are as follows:

| | Current | Total |
|---|---|---|
| Federal | $ 75,005 | $ 75,005 |
| State and local | 28,402 | 28,402 |
| Income tax expense | $ 103,407 | $ 103,407 |

The Company's financial statements contain certain deferred tax assets which have arisen primarily as a result of losses. The Company assesses the realizability of deferred tax assets based on the available evidence, including a history of taxable income and estimates of future taxable income. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of deferred tax assets will not be realized. Based on its assessment, management believes it is not more likely than not that all of the deferred tax assets can be realized. Accordingly, the

Note 6 - Income taxes (continued)

Company established and recorded a full valuation allowance on its net deferred tax assets as of December 31, 2024.

The Company is no longer subject to federal tax examinations by taxing authorities for years prior to 2021. State jurisdictions have various statutes of limitations ranging from one and a half to four years. The Company is no longer subject to tax examinations by the various state taxing authorities for years prior to 2020.

Note 7 - Lease commitments

The Company leases office space in New Jersey and Florida under leases with a related party which expire on April 30, 2026. The Company recorded the related operating lease right-of-use asset and liability at the present value of lease payments over the term. The Company estimates its incremental borrowing rate, at lease commencement, to determine the present value of lease payments since the Company's leases do not provide an implicit rate of return. The rate used was 9.5%. Lease expense is recognized on a straight-line basis over the lease term. At December 31, 2024, the remaining lease term was sixteen months.

Future minimum lease payments under such commitments are:

| | |
|---|---|
| For the year ended December 31, | |
| 2025 | $ 322,240 |
| 2026 | 108,466 |
| Total operating lease payments | 430,706 |
| Less: imputed interest | (49,435) |
| Total lease liability | $ 381,271 |

Rent expense for the year ended December 31, 2024 was $321,266.

Note 8 - Concentrations and uncertainties

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction. Securities owned at December 31, 2024 included common shares of a single issuer with a fair value of $147,225.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

Note 8 - Concentrations and uncertainties (continued)

The Company places its cash with quality institutions. Interest and non-interest-bearing accounts are insured by the FDIC up to $250,000 per financial institution. At times, the balances of interest-bearing accounts may be in excess of the insurance limits of the FDIC. The Company has not experienced any losses in such accounts.

Note 9 - Retirement plan

The Company has a 401(k) Employee Savings Plan (the "Plan") which is open to all employees as outlined in the underlying Plan document. The Plan is designed to provide additional financial security during retirement by providing eligible employees with an incentive to make regular savings contributions. The Company does not provide matching contributions to participants.

Note 10 - Contingencies

The Company is currently party to an arbitration claim filed on August 19, 2024 seeking compensatory and punitive damages from option trading done in the claimant's account between 2018 and 2023. The parties are currently engaged in discovery. The Company intends to vigorously defend against this claim. The Company has a professional liability policy applicable to this claim. Management believes that settlement of this claim will be covered by the Company's professional liability policy.

The Company is a registered broker-dealer and as such is subject to the continuous review and supervision of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates.

As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations as soon as possible. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

Note 11 - Segment Information

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, Segment Reporting. The Company's business activities consist primarily of executing securities transactions, providing investment banking services, and other related services in the securities industry. The Company has identified its three executive

Note 11 - Segment Information (continued)

officers (Chairman, Senior Vice President, and Secretary) as the chief operating decision makers ("CODMs"), who use net income to evaluate the results of the business to manage the Company. Additionally, the CODMs use excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODMs manage the business activities using information of the Company as a whole. Because the Company has only one operating segment, no additional segment-level information is required under the provisions of ASC 280.

The accompanying Statement of Operations presents the segment revenue and expenses of this single reporting segment. Management and consulting fees included $2,725,588 earned from the Buckman Advisory Group, LLC, an affiliated registered investment adviser, and $649,418 earned from unrelated third parties. All other revenues were earned from external customers. All revenues and expenses are allocated to the broker-dealer activities, and there is no significant variation in performance across different areas of the business.

The accompanying Statement of Financial Condition presents all segment assets of this single reporting segment. Non-cash financing activity of this segment, the addition of new lease right-of-use assets and operating lease liabilities of $586,186, is presented in the accompanying Statement of Cash Flows.

**BUCKMAN, BUCKMAN & REID, INC.**
Supplemental Information
Schedule I - Computation of Net Capital Under Rule 15c3-1
December 31, 2024

| | | |
|---|---|---|
| **TOTAL STOCKHOLDERS' EQUITY** | | |
| Common stock | | $ 1,248,212 |
| Additional paid-in capital | | 52,166 |
| Accumulated deficit | | (264,877) |
| Less: cost of treasury stock | | (85,000) |
| Total stockholders' equity qualified for net capital | | 950,501 |
| **ADDITIONS** | | |
| Subordinated borrowings allowable in contribution of net capital | | 401,000 |
| Other (deductions) or allowable credits | | (1,504) |
| Total capital and allowable subordinated borrowings | | 1,349,997 |
| **DEDUCTIONS AND/OR CHARGES** | | |
| Non-allowable assets: | | |
| Receivable from affiliates and employees | | 985,899 |
| Other receivables | | 28,246 |
| Prepaid expenses and other assets | | 68,849 |
| Total non-allowable assets | | 1,082,994 |
| Net capital before haircuts on securities positions | | 267,003 |
| Haircuts on securities owned | | 71,352 |
| **NET CAPITAL** | | 195,651 |
| **COMPUTATION OF NET CAPITAL** | | |
| Minimum net capital required (based upon the greater of $100,000 or 6 2/3% of Aggregate Indebtedness) | | 100,000 |
| Excess net capital | | $ 95,651 |
| Net capital in excess of the greater of: | | |
| 10% of aggregate indebtedness | $ 72,433 | |
| 120% of minimum net capital requirement | 120,000 | 120,000 |
| Net capital in excess of the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement | | $ 75,651 |
| **AGGREGATE INDEBTEDNESS** | | |
| Accounts payable and accrued expenses | | $ 654,223 |
| Payable to affiliates and employees | | 66,947 |
| Operating lease liabilities in excess of right-of-use assets | | 3,159 |
| Total aggregate indebtedness | | $ 724,329 |
| Aggregate indebtedness as a percentage of net capital | | 370.21% |

**RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S FOCUS REPORT (PART II OF FORM X-17A-5) AS OF DECEMBER 31, 2024:**

There are no material differences between the proceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2024.

**BUCKMAN, BUCKMAN & REID, INC.**
Supplemental Information
Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2024

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(ii) of the Rule.

Ad3ptus

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Buckman, Buckman, & Reid, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Buckman, Buckman, & Reid, Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Buckman, Buckman, & Reid, Inc. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Buckman, Buckman, & Reid, Inc. stated that Buckman, Buckman, & Reid, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) mutual funds sales to retail customers, (2) variable life insurance or annuity sales to retail customers, (3) investment advisory services, and (4) private placement of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Buckman, Buckman, & Reid, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Buckman, Buckman, & Reid, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Adeptus Partners, LLC

Ocean, NJ

February 26, 2025

Buckman, Buckman & Reid, Inc.
*Securities Broker / Dealer*
Members FINRA / SIPC

# Exemption Report
December 31, 2024

Buckman, Buckman & Reid, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year (Year 2024) without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) mutual fund sales to retail customers, (2) variable life insurance or annuity sales to retail customers, (3) investment advisory services, and (4) private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Thomas P. Buckman, swear (or affirm) that to my best knowledge and belief, this Exemption Report is true and correct.

Thomas P. Buckman
Managing Director